Exhibit 1

Media Relations Jorge Perez +52 (81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendon +52 (81) 8888-4256 ir@cemex.com	Analyst Relations Lucy Rodriguez +1 (212) 317-6007 ir@cemex.com

CEMEX ANNOUNCES DIVESTMENT OF KENTUCKY CEMENT

PLANT AND RELATED ASSETS IN THE U.S.

MONTERREY, MEXICO. NOVEMBER 26, 2019 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that its U.S. affiliate, Kosmos Cement Company (“Kosmos”), a partnership with a subsidiary of BUZZI UNICEM S.p.A. in which CEMEX holds a 75% interest, has signed a definitive agreement for the sale of certain assets to Eagle Materials Inc. for approximately US$665 million. The proceeds to CEMEX from this transaction will be approximately US$499 million.

The assets being divested consist of Kosmos’ cement plant in Louisville, Kentucky, as well as related assets which include seven distribution terminals and raw material reserves.

EBITDA for the last 12 months as of September 2019 for the divested assets is estimated to be US$55 million.

“This is another key milestone in achieving our ‘A Stronger CEMEX’ objectives. Now, closed or announced asset sales are in excess of US$1.3 billion under this program. We are pleased with the continued favorable asset-divestment dynamics in our industry,” said Fernando A. Gonzalez, CEO of CEMEX.

The proceeds obtained from this transaction will be used mainly for debt reduction and for general corporate purposes.

The closing of this transaction is subject to the satisfaction of certain conditions, including approval from regulators. We currently expect to finalize this divestiture during the first quarter of 2020 or soon thereafter.

BofA Securities, Inc. and Citigroup Global Markets Inc. are acting as financial advisors in this transaction.

CEMEX is a global building materials company that provides high-quality products and reliable services. CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future. For more information, please visit: www.cemex.com

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance, or achievements of CEMEX or the transaction herein described to be materially different from those expressed or implied in this release, including not satisfying all closing conditions required to close this divestment. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.